EXHIBIT 15

Telvent Announces Second Quarter 2009
Financial Results
Telvent Continues to Deliver Excellent Results
•	Six-month Non-GAAP Revenues Increase 27.7% to € 363.1 Million

•	Six-month Adjusted EBITDA of € 52.1 Million, an increase of 126.3%

•	Year-to-Date Bookings of € 392.5 Million, a 19.7% increase

•	Six-month Non-GAAP Diluted EPS of € 0.60
August 27, 2009 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced its unaudited consolidated financial results for the second quarter and six—month periods ended June 30, 2009.
Non-GAAP revenues for the second quarter of 2009 were € 185.3 million, compared to € 148.3 million in the second quarter of 2008. Non-GAAP revenues for the first six months of 2009 were € 363.1 million, an increase of 27.7%, compared to € 284.4 million for the first six months of 2008. Excluding the impact of DTN, which was acquired in October of 2008, Non-GAAP revenues for the first six months of 2009 grew by 4.3%.
Non-GAAP gross margin was 34.5% for the second quarter of 2009, compared to 24.5% in the second quarter of 2008. Non-GAAP gross margin for the first six months of 2009 was 36.6%, compared to 25.5% in the same period of 2008.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter of 2009 were € 24.4 million, or 13.2% of total Non-GAAP revenues for the period, compared to € 10.4 million and 7.0% in the second quarter of 2008. Adjusted EBITDA for the first six months of 2009 was € 52.1 million, or 14.4% of total Non-GAAP revenues for the period, compared to € 23.0 million and 8.1% in the same period of the prior year.
Non-GAAP operating margin for the second quarter of 2009 was 11.2%, compared to 5.6% in the second quarter of 2008. Non-GAAP income from operations increased 150.3% to € 20.7 million in the second quarter of 2009, compared to € 8.3 million in the second quarter of 2008. Non-GAAP operating margin for the first half of 2009 was 12.4%, compared to 6.7% in the first half of 2008. Non-GAAP income from operations increased 135.1% to € 44.9 million in the first half of 2009, compared to € 19.1 million in the same period of the prior year.
Non-GAAP net income attributable to the parent company for the second quarter of 2009 was € 9.9 million, 116.5% above the € 4.6 million reported in the second quarter of 2008. Basic and diluted Non-GAAP EPS for the second quarter of 2009 was € 0.29, compared to € 0.16 in the second quarter of 2008. Non-GAAP net income attributable to the parent company for the first six months of 2009 was € 20.5 million, 74.0% above the € 11.8 million reported in the same period of 2008. Basic and diluted Non-GAAP EPS for first six months of 2009 was € 0.60, compared to € 0.40 in the same period of 2008. Basic and diluted Non-GAAP EPS were determined by using a weighted average number of shares issued and outstanding in the second quarter and first half of 2009 of 34,094,159 and a weighted average number of shares issued and outstanding in the second quarter and first half of 2008 of 29,247,100.
New order bookings, or new contracts signed, during the second quarter of 2009 totaled € 164.2 million, compared to € 159.2 million recorded in the same period of 2008. The accumulated bookings year—to—date were € 392.5 million, representing a 19.7% increase from € 328.0 million reached in the same period of 2008.
Backlog, representing the portion of signed contracts for which performance is pending, was € 888.5 million as of June 30, 2009, reflecting 21.8% growth over the € 729.2 million in backlog at the end of June 2008.
Pipeline, measured as management’s estimates of real opportunities for the following twelve to eighteen months, is approximately € 3.6 billion.
As of June 30, 2009, cash and cash equivalents were € 113.8 million and total debt, including net € 21.1 million credit line due to related parties, amounted to € 331.0 million, resulting in a net debt position of € 217.2 million. As of December 31, 2008, the Company’s net debt position was € 208.6 million.
For the first six months of 2009, cash provided by operating activities was € 25.7 million compared to € 80.2 million used in operating activities in the same period of 2008. Cash used in investing activities in the first six months of 2009 amounted to € 34.3 million compared to € 38.2 million provided by investing activities in the same period of 2008.
Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer, said, “I am very pleased that once again we have been able to deliver another strong quarter, maintaining our double-digit top and bottom line growth while improving the efficiency of the company. The integration of DTN is proceeding better than expected and it is providing the results and margin improvements that we had forecasted.”
“I am also pleased to say that we are seeing a very strong momentum in the Smart Grid industry, where utilities are announcing new deployments and pilot programs on a daily basis, supported by governmental agencies and energy departments. These facts are encouraging and we continue to work hard on our Smart Grid solutions offering, that should allow us to consolidate new significant proposals with key customers in the forthcoming quarters,” he concluded.

Business Highlights
Energy
Some of the most relevant projects signed during the second quarter of 2009 were as follows:
•	Contract signed with Progress Energy, in the United States, to develop and implement an electric distribution system substation communications platform. The new platform will support the goals of the energy provider’s comprehensive Distribution System Demand Response (DSDR) project. This project will help Progress Energy to deliver power more efficiently through equipment and technology enhancements to its existing electrical system. The real-time information available through this system will allow network operators to efficiently reduce load during periods of peak demand and maintain consistent voltage to all customers, avoiding outages without increasing peak generation capacity.

•	We carried out the successful operational start-up of our OASyS supervisory control and data acquisition (SCADA) system on the Lan-Zheng-Chang oil pipeline, owned by Petrochina Company Limited and the longest oil pipeline in China. Telvent technology has already begun supervising the operation of this 2,100-kilometer pipeline, improving security and sustainability. Petrochina has invested more than € 7.5 million in this project to gain real-time control of its oil pipeline operation. Telvent system will supply continuously updated information on pipeline status and operations that should not only increase pipeline security, but also efficiency and security of the Chinese petroleum company’s petroleum extraction and transportation operations.

•	Contract signed with Consumers Energy to integrate Responder, Telvent’s Smart Grid Outage Management system (OMS), with its new Advanced Metering Infrastructure (AMI) technology. Based on this integration and testing of various AMI options, Consumers Energy, a Jackson, Michigan-based utility, will leverage intelligent meter data in Responder for enhanced network analysis and management, including outage prediction and restoration efforts. This software has been integrated with Consumers Energy’s enterprise systems, including the work management systems that control mobile crew communications and the SAP customer service system.
Transportation
During the second quarter of 2009 some of the significant contracts signed were:
•	Contract with the “I-95 Corridor” coalition, in the United States, to design, implement and operate a pilot system for real-time vehicle information and guidance for truck drivers (SmartPark), which will enable the truck fleet to obtain information via cell phone or Internet on the availability of parking places at rest stops and truck parking facilities. The system will include 40-65 parking lots throughout eight states. Implementation of this system is intended to improve safety and traffic flow and enable a reduction in fuel consumption. This project highlights Telvent’s solid technology capability, in addition to enabling the development of a new business model focused on improving navigation systems.

•	The project to develop a new railway traffic management simulator for ADIF, the Spanish Administrator of Railway Infrastructure. Through the use of innovative simulation techniques, Telvent will recreate a complete railway control center in the training rooms equipped for this purpose. This innovative simulation system will not only reinforce personnel training and improve professional’s training itineraries, but will also heighten security and efficiency levels, optimizing railway network management. Moreover, the project will benefit both ADIF personnel in facilitating their work, as well as the passengers that should enjoy a higher-quality of service.

•	Contract with the Florida Department of Transportation (FDOT), in the United States, to provide telecommunications consulting services. Telvent will collaborate with FDOT in defining, expanding, operating and maintaining transportation department telecommunications infrastructure, in addition to ITS system planning and implementation activities.
Environment
During the second quarter of 2009, significant contracts signed were:
•	Contract with South Florida Water Management District (SFWMD) for the delivery of software, hardware, training, consultation and other services related to their existing OASyS SCADA system. Over the next several years, SFWMD plans to enhance, expand and upgrade their existing system, as well as increase the areas in which OASyS and associated applications are used in the District.

•	Contract with MeteoSwiss, the Federal Office of Meteorology and Climatology of Switzerland, to provide automatic weather stations for the next phase of SwissMetNet, the Swiss Meteorological Network. The objective of SwissMetNet project is to deploy a network of automatic stations throughout Switzerland that will provide accurate real time weather information. Telvent will provide MeteoSwiss with new generation Telmet320 automatic weather stations that will be fully integrated in the existing network, which also incorporates Telvent technology for the weather stations, as well as for the related data collection, processing, reporting and display systems. Additionally, Telvent is providing maintenance and support for these systems through a service level agreement.
In addition, Telvent DTN’s environment information business is one of the largest for-profit weather services providers in the U.S. and leverages its investment in advanced weather technologies for agricultural and energy markets to serve the needs of other weather-sensitive markets. With 15,000 subscribers, it is widely regarded as a leading source of real-time weather information services across energy, aviation, transportation, recreation, construction and public safety markets. Telvent DTN plays a vital role in delivering proprietary weather services enabling a wide range of organizations such as the Tennessee Valley Electric Authority, GE Wind, the Iowa Department of Transportation, US Airways, AirMethods, and the PGA Tour to manage weather-related risks. Subscription retention rates approximate 87% in this segment.
Agriculture
All revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. We continue to maintain subscription retention rates above 90% in our Agriculture segment, which exemplifies the resilience of this business segment.
We have over 680,000 subscribers to our business information in our Agriculture segment, including 56,000 of the largest farm producers who are paying for premium content, 12,000 originators including the top elevators, ethanol plants and feedlots, and over 1,000 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States.
During the first half of 2009, over 40 million bushels of grain were transacted though our grains trading portal — DTN Marketspace — between our over 900 agribusiness portal locations and our over 21,000 registered portal producers. DTN Marketspace, an innovative online grain marketing solution that connects buyers and sellers of local cash commodities, is rapidly expanding because it is able to provide a private, secure and reliable online marketplace through which agribusinesses and producers can make offers and place bids, manage their positions and contracts, as well as track specific transactions and deliver commitments that will enable an efficient management of their business. In addition, agribusinesses benefit from DTN Marketspace, as it reduces costs and improves margins, centralizing bids and offers, and improving customer service by offering producers a 24-hour per day, 7-days a week storefront.
Global Services

Significant contracts signed in the second quarter of 2009, among others, were:
•	Contract signed with the Ministry for Public Administrations (MAP), in Spain, for complete outsourcing of the @signature systems. The contract includes monitoring, administration, management, operation and coordination services for all operational environments.

•	Contract with Vueling Airlines, in Spain, to renew and expand management services involving technological infrastructures, 24x7 monitoring services, system and application administration services. These services consist of expanding and integrating the company’s new hardware and software assets to augment operational capability with a view to future integration of the Clickair systems as a result of the recent merger process of both companies.
Telvent acquired remaining 42% of Matchmind.
In addition, in May 2009, we reached an agreement to purchase the remaining 42% of Matchmind. Telvent originally acquired 58% of Matchmind in October 2007, and retained the right to purchase the remaining 42% between 2009 and 2011. With this new agreement, Telvent will complete the full integration two years ahead of schedule. Matchmind is one of the leading companies, specializing in systems integration, IT outsourcing, and consulting services in Spain, with a headcount of more than 1,500 professionals, and an average revenue growth rate of 18% in the last 3 years.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in its evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
•	Joint ventures: Telvent, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of such UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.

•	Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.

•	Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid in cash at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the impact of such plans, as it believes it is useful information to investors because of the extraordinary nature of the plans and the fact that no cash outlay is required from Telvent on the Abengoa stock purchase plan.

•	Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
Conference Call Details
Manuel Sanchez, Chairman and Chief Executive Officer and Barbara Zubiria, Chief Accounting and Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss second quarter 2009 results, which will be simultaneously webcast, at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Friday, August 28, 2009.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 23803870.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider that improves the efficiency, safety and security of the world’s premier organizations. The company serves markets critical to the sustainability of the planet, including the energy, transportation, agriculture, and environmental sectors. (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +34 902 335599
Email: ir@telvent.com
Lucia Domville
Tel. +1 646 284 9416
Email: lucia.domville@us.grayling.com

Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 18, 2009, and updated, if applicable, by Telvent’s Quarterly Reports on Form 6-K for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 21, 2009. Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this press release after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this press release may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2009	2008

Assets:
Current assets:

Cash and cash equivalents	€72,456	€67,723
Restricted cash	41,360	18,085
Other short-term investments	623	589
Derivative contracts	3,458	8,046
Accounts receivable (net of allowances of € 655 as of June 30, 2009 and € 2,386 as of December 31, 2008)	108,729	152,951
Unbilled revenues	268,249	218,271
Due from related parties	16,307	18,322
Inventory	25,567	19,562
Other taxes receivable	13,350	18,565
Deferred tax assets	7,894	5,885
Other current assets	6,240	5,573

Total current assets	€564,233	€533,572
Deposits and other investments	7,546	7,595
Investments carried under the equity method	6,859	6,596
Property, plant and equipment, net	74,092	73,861
Long-term receivables and other assets	10,741	8,586
Deferred tax assets	24,857	26,726
Other intangible assets, net	43,573	48,444
Goodwill	343,125	345,345
Derivative contracts long-term	869	498

Total assets	€1,075,895	€1,051,223

Liabilities and shareholders’ equity:
Accounts payable	€294,563	€294,947
Billings in excess of costs and estimated earnings	49,433	45,253
Accrued and other liabilities	33,988	16,927
Income and other taxes payable	12,687	27,770
Deferred tax liabilities	3,638	2,422
Due to related parties	50,166	29,105
Current portion of long-term debt	24,344	27,532
Short-term debt	70,151	56,728
Short-term leasing obligations	8,261	8,041
Derivative contracts	9,706	8,694

Total current liabilities	€556,937	€517,419
Long-term debt less current portion	196,923	193,495
Long-term leasing obligations	16,185	18,599
Derivative contracts long-term	1,503	4,877
Other long term liabilities	41,001	37,745
Deferred tax liabilities	4,973	5,238
Unearned income	1,686	1,233

Total liabilities	€819,208	€778,606

Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2009	2008

Commitments and contingencies	—	—

Redeemable non-controlling interest	—	20,020

Equity:
Non-controlling interest	297	97
Shareholders ´ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued and outstanding, same class and series	102,455	102,455
Additional paid-in-capital	89,814	89,696
Accumulated other comprehensive income	(23,688)	(25,363)
Retained earnings	87,809	85,712

Total shareholders’ equity	€256,390	€252,500

Total Equity	€256,687	€252,597

Total liabilities and shareholders’ equity	€1,075,895	€1,051,223

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Revenues	€185,524	€149,254	€368,046	€287,935
Cost of revenues	121,499	112,926	235,151	215,586

Gross profit	€64,025	€36,328	€132,895	€72,349

General and administrative	30,737	14,821	59,607	29,153
Sales and marketing	5,625	6,967	13,497	12,037
Research and development	3,731	4,585	8,560	9,092
Depreciation and amortization	7,028	2,891	13,907	5,602

Total operating expenses	€47,121	€29,264	€95,571	€55,884

Income from operations	16,904	7,064	37,324	16,465
Interest expense	(9,343)	(2,987)	(16,579)	(5,944)
Interest income	88	8	113	34
Other financial income (expense), net	1,803	(808)	(3,884)	(423)
Income from companies carried under equity method	101	(114)	180	126
Other income (expense), net	(780)	—	(780)	—

Total other income (expense)	€(8,131)	€(3,901)	€(20,950)	€(6,207)

Income before income taxes	8,773	3,163	16,374	10,258
Income tax expense (benefit)	609	334	1,802	1,274

Net income	€8,164	€2,829	€14,572	€8,984

Loss/(profit) attributable non-controlling interests	80	(325)	(201)	(576)

Net income attributable to the parent company	€8,244	€2,504	€14,371	€8,408

Earnings per share
Basic and diluted net income per share attributable to the parent company	€0.24	€0.09	€0.42	€0.29

Weighted average number of shares outstanding
Basic and diluted	34,094,159	29,247,100	34,094,159	29,247,100

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities:
Net income attributable to the parent company	€14,371	€8,408
Less (loss)/profit attributable to non-controlling interest	201	576

Net income	14,572	8,984
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities:	21,688	6,409
Change in operating assets and liabilities, net of amounts acquired	(8,649)	(92,947)
Change in operating assets and liabilities due to temporary joint ventures	(1,920)	(2,623)

Net cash provided by (used in) operating activities	€25,691	€(80,177)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(23,419)	8,590
Due from related parties	9,744	34,724
Acquisition of subsidiaries, net of cash	(12,082)	(738)
Purchase of property, plant & equipment	(4,355)	(2,861)
Investment in Intangible Assets	(3,165)	—
Disposal (Acquisition) of investments	(1,000)	(1,555)

Net cash provided by (used in) investing activities	€(34,277)	€38,160

Cash flows from financing activities:
Proceeds from long-term debt	10,521	595
Repayment of long-term debt	(8,297)	(2,703)
Proceeds from short-term debt	14,585	1,905
Repayment of short-term debt	(5,432)	(21,440)
Due to related parties	15,565	64,676
Dividend paid	(12,274)	(9,944)
Dividend paid to non controlling interest	(1,283)	—
Proceeds (repayments) of government loans	(425)	99

Net cash provided by (used in) financing activities	€12,960	€33,188

Net increase (decrease) in cash and cash equivalents	€4,734	€(8,829)
Net effect of foreign exchange in cash and cash equivalents	359	(1,184)
Cash and cash equivalents at the beginning of period	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346

Cash and cash equivalents at the end of period	€72,456	€63,742

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Revenues
Energy	€53,501	€39,518	€105,071	€80,254
Transportation	50,944	59,457	102,196	106,702
Environment	14,680	9,448	29,709	17,896
Agriculture	19,505	—	40,501	—
Global Services*	46,894	40,831	90,569	83,083

	€185,524	€149,254	€368,046	€287,935

Gross Margin
Energy	34.9%	21.4%	35.5%	22.7%
Transportation	20.8	22.2	25.6	24.1
Environment	37.9	37.9	37.4	30.7
Agriculture	77.8	—	77.9	—
Global Services*	29.9	27.2	29.6	27.6

	34.5%	24.3%	36.1%	25.1%

*	During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. In light of our recent acquisition of DTN, we created a new Agriculture segment. All prior period results appearing in the segment information table included in this release have been restated to conform to our new business segments.”

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended			Six months ended
	June, 300			June 30,
	2009	2008	2009		2008
Reconciliation of Non-GAAP Revenues:
Revenues		€185,524	€149,254	€368,046	€287,935
Joint Venture adjustment		(238)	(952)	(4,964)	(3,526)

Non-GAAP Revenues		185,286	148,302	363,082	284,409

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	%	34.5%	24.3%	36.1%	25.1
Joint Venture adjustment effect on margin		—	0.2	0.5	0.4

Non-GAAP Gross Margin		34.5	24.5	36.6	25.5

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company		€8,244	€2,504	€14,371	€8,408
Loss/(profit) attributable non-controlling interests		(80)	325	201	576
Income tax expense (benefit)		609	334	1,802	1,274
Other income (expense), net		780	—	780	—
Income from companies carried under equity method		(101)	114	(180)	(126)
Other financial income (expense), net		(1,803)	808	3,884	423
Interest income		(88)	(8)	(113)	(34)
Interest expense		9,343	2,987	16,579	5,944
Depreciation and amortization		7,028	2,891	13,907	5,602

EBITDA		23,932	9,955	51,231	22,067
Adjustments Stock compensation plan expense adjustment		452	454	904	904
Joint Venture effect adjustment		(13)	(59)	(12)	62

Adjusted EBITDA		24,371	10,350	52,123	23,033

Reconciliation of Non-GAAP Income from Operations:
Income from Operations		€16,904	€7,064	€37,324	€16,465
Joint Venture adjustment effect		(13)	(59)	(12)	62
Stock compensation plan expense adjustment		452	454	904	904
Amortization of Intangibles adjustment		3,406	829	6,707	1,676

Non-GAAP Income from Operations		20,749	8,288	44,923	19,107

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	%	9.1%	4.7%	10.1%	5.7
Joint Venture effect		—	0.2	0.5	0.4
Stock compensation plan expenses effect on margin		0.3	0.2	—	0.2
Amortization of Intangibles effect on margin		1.8	0.5	1.8	0.4

Non-GAAP Operating Margin		11.2	5.6	12.4	6.7

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€8,244	€2,504	€14,371	€8,408
Joint Venture effect	34	17	23	(19)
Stock compensation plan expenses	452	454	904	904
Amortization of Intangibles	3,406	829	6,707	1,676
Mark to market of derivatives	(1,681)	1,167	804	1,676
Fiscal effect of previous adjustments	(540)	(392)	(2,324)	(874)

Non-GAAP Net income attributable to the parent company	9,915	4,579	20,485	11,771

Reconciliation of Non-GAAP Earnings per Share:
GAAP Earnings per share	€0.24	€0.09	€0.42	€0.29
Joint Venture effect on EPS	—	—	—	—
Stock compensation plan expenses effect on EPS	0.01	0.01	0.03	0.03
Amortization of Intangibles effect on EPS	0.10	0.03	0.20	0.06
Mark to market of derivatives effect o EPS	(0.05)	0.04	0.02	0.05
Fiscal effect of previous adjustments effect on EPS	(0.01)	(0.01)	(0.07)	(0.03)

Non-GAAP Earnings per share	0.29	0.16	0.60	0.40